UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December, 2010	Commission File Number: 1-14678
CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)

Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F _____          Form 40-F  X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
The information contained in this Form 6-K is incorporated by reference into the Registration Statements on Form S-8 File nos. 333-130283 and 333-09874 and Form F-9 File no. 333-168062.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE
Date: December 2, 2010	By:	/s/ Stephen Forbes
		Name:	Stephen Forbes
		Title:	Executive Vice-President

News Release
CIBC declares dividends
Toronto, ON — December 2, 2010 (CM: TSX; NYSE) — CIBC announced today that its board of directors declared a dividend of 87 cents per share on common shares for the quarter ending January 31, 2011 payable on January 28, 2011 to shareholders of record at the close of business on December 29, 2010.
Class A Preferred Shares
Other dividends per share for the quarter ending January 31, 2011, payable on January 28, 2011 to shareholders of record at the close of business on December 29, 2010, were declared as follows:
Series 18 — $0.343750
Series 26 — $0.359375
Series 27 — $0.350000
Series 28 — $0.020000
Series 29 — $0.337500
Series 30 — $0.300000
Series 31 — $0.293750
Series 32 — $0.281250
Series 33 — $0.334375
Series 35 — $0.406250
Series 37 — $0.406250

For further information: Rob McLeod, Senior Director, Communications and Public Affairs, 416-980-3714 or John Ferren, Vice-President, Investor Relations, 416-980-2088.